United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549

--------------------------------------------------------------------------------
In the matter of                        |
                                        |
SCANA Corporation                       |  Certificate of Notification
                                        |  Pursuant to Rule 24 Under the Public
File No. 70-9521                        |  Utility Holding Company Act of 1935
                                        |
--------------------------------------------------------------------------------

     SCANA Corporation ("SCANA") submits this report in connection with the order of the Securities and Exchange Commission dated February 9, 2000 (Holding Co. Act Release No. 27133) ("Order") to inform the Commission of its progress with the divestiture of certain SCANA nonutility interests.

     Under the Order, SCANA acquired Public Service Company of North Carolina and registered as a public utility holding company under the Public Utility Holding Company Act of 1935. The Order states, with respect to the nonutility interests of SCANA, that:

     The Commission has examined the various nonutility interests that SCANA seeks to acquire and has concluded that, except for the Bus System and SCANA's interests in Palmetto Lyme, LLC ("Palmetto"), the statutory requirements for ownership are satisfied. The Commission does not find that the Bus Service is consistent with the standards of section 11(b)(1). However, the Commission notes that SCANA has represented that it will dispose of its interests in the Bus Service within two years. SCANA requests that the Commission reserve jurisdiction over the retention by SCANA of its interests in Palmetto, pending completion of the record.

The Bus System

     Since the issuance of the Order, SCANA has been in negotiations with the City of Columbia, South Carolina ("City") to sell the Bus System to the City. Although several rounds of negotiations have occurred, the parties have not reached an agreement. It is unclear whether an agreement will be reached to sell the Bus System by February 9, 2002, the deadline for divestiture self-imposed by SCANA and memorialized in the Order.

     There are several reasons for the slow progress to date. Among other things, litigation is pending in the South Carolina courts over the Bus System fares and certain route and scheduling changes. Its resolution could affect the negotiations for the sale to the extent that the court's ruling affects the entity value of the Bus System./1/ SCANA has also been working to interest and qualify other potential bidders for the Bus System such as regional transit systems; a process that necessarily takes time.

     Although SCANA remains committed to divesting the Bus System, its ability to complete a divestiture consistent with the interest of its shareholders and utility customers within two years of the date of the Order will depend in part on its ability to locate a bidder with which SCANA can come to reasonable terms. If this task cannot be accomplished by the deadline, SCANA intends to file a post-effective amendment requesting that the Commission grant it additional time to complete the sale.

Palmetto

     SCANA owns a 49% membership interest in Palmetto, which is engaged in the production and sale of Lyme. SCANA is currently negotiating with Chemical Lyme Company, a Nevada corporation, to sell its Palmetto interest. If an agreement is reached, the sale would be expected to close in the first quarter of 2001.

----------
/1/ South Carolina Electric & Gas Co. v. South Carolina Public Service Commission, Court of Common Pleas, Civil Action No. 96-CP-40-4379.
----------

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  January 9, 2001                       SCANA Corporation

                                              By: /s/ H. Thomas Arthur
                                                  -------------------------
                                              Name:   H. Thomas Arthur

                                              Title:  Senior Vice President and
                                                      General Counsel